Filed by Evernorth Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Evernorth Holdings Inc.

Commission File Number of Subject Company: 132-02881

As previously disclosed, on October 19, 2025, Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), entered into a Business Combination Agreement, dated as of October 19, 2025 (the “Business Combination Agreement”), with Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Evernorth Corporate Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco, Evernorth Company Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Pubco, and Ripple Labs Inc., a Delaware corporation.

The following communications were published by Pubco on April 22, 2026:

The following communications were published by Pubco on April 23, 2026:

Private Credit Isn’t Broken. But It Was Built for a Different Market.

By Asheesh Birla, CEO, Evernorth

Private credit has been one of the defining institutional allocations of the last decade. It has stepped in where banks pulled back, offered differentiated returns, and provided steady income aligned with long-term investment horizons. But the structure that made it work is now showing strain.

Cash distributions to investors have fallen to less than half of prior peaks, reflecting slower exit activity across parts of the private markets ecosystem. In some cases, redemption caps, a feature investors agreed to in calmer markets, have become real constraints. Private credit direct lending redemptions hit a record $19.5 billion in the first quarter this year, but only 53% of the requested cash was actually returned to investors. Private markets are projected to exceed $18 trillion in AUM by 2027, and a significant share of that capital is tied up in long-duration assets with limited exit activity.

This is a natural outcome of a structure designed for one macro environment operating in another. But it’s forcing a question: what role should liquidity play in institutional portfolio construction going forward?

The Tradeoff Being Tested

The appeal of private credit has always carried a clear tradeoff: illiquidity in exchange for higher return potential. For much of the past decade, that balance held. Capital flowed in, exits were relatively active, and distributions followed a steady rhythm.

Today, that rhythm is under pressure. Geopolitical shocks don’t wait for market hours. Monetary policy shifts move capital overnight. In a faster-moving environment, the advantages of private credit are becoming a constraint.

When the April 2, 2025 tariff announcement wiped nearly 11% off the S&P 500 in two days, investors with liquid portfolios could reposition immediately. Those with capital locked in private credit structures could not. The gap between how fast markets move and how fast capital can respond became very difficult to ignore.

Part of that tradeoff is also structural. A private credit fund is a single pool of capital. Investors buy in as a whole, receive one valuation, and accept lock-ups that span the life of the vehicle. The fund is priced, but not the individual positions inside it. That design works when markets are steady, but it gives investors few tools to reprice, rebalance, or exit specific exposures when conditions shift.

At the same time, as refinancing becomes more difficult, asset managers are holding positions longer, with limited visibility into pricing, liquidity and true market clearing levels. Because these loans are bespoke and traded off-exchange, valuation remains opaque and costly, with little standardization.

Portfolio construction will need to start weighing flexibility as much as return. As the limitations of today's private credit structure become more visible, digital assets are increasingly being evaluated, not as a speculative bet, but as a complementary layer.

Digital Assets as Infrastructure

Digital assets are increasingly understood as financial infrastructure. Public blockchains operate continuously and settle in real time. Stablecoins now exceed $300 billion in circulating supply, functioning as an always-on settlement layer. Tokenized real-world assets, including treasuries, credit and money market instruments, represent roughly $20 to $25 billion in on-chain value.

This is a meaningful shift. Capital in these markets can be deployed, repositioned and redeployed without the settlement delays of traditional financial rails. Private markets still provide depth and duration. On-chain markets introduce flexibility and immediacy.

In private credit specifically, tokenization could make illiquid positions more transparent and operationally efficient. Imagine loans being broken into smaller, standardized units, priced on their own terms, moved within KYC-gated networks, and offered on exchange-like venues. Think better price visibility, secondary activity, and less reliance on costly valuation processes. It doesn’t eliminate credit risk or cycle pressure, but it begins to address the structural constraints that define the asset class today.

Once individual positions are priced on-chain, they can also serve as collateral elsewhere. Ethena's USDtb, for example, is backed in part by BlackRock's tokenized money market fund (BUIDL). That pattern could extend to tokenized private credit and let the same exposure support additional strategies rather than sit idle in a locked-up vehicle.

Where XRP Fits

If flexibility and continuous access to liquidity are becoming portfolio requirements, the question becomes: what infrastructure is best suited to support them?

XRP has historically been associated with efficient cross-border payments, but its role is expanding as on-chain financial infrastructure develops. XRP is increasingly being used to support real-time movement, pricing and settlement of tokenized assets. As tokenized credit instruments, foreign exchange markets and liquidity pools develop on-chain, this infrastructure allows capital to move, settle and be redeployed continuously.

This follows a familiar pattern. Equity markets shifted to electronic execution in the 1990s, with adoption accelerating in the early 2000s. Foreign exchange evolved into a more continuous, global market, with daily volumes growing from roughly $1 trillion to approximately $9.6 trillion by 2025.

In each case, the shift wasn’t about replacing the underlying asset class, but about making capital more accessible, liquid and easier to deploy. The same dynamic is emerging on-chain.

The Bottom Line

Private credit isn’t broken, but the assumption behind it is. Investors have thought they could trade liquidity for yield in one part of the portfolio and the rest would pick up the slack. That isn’t holding true when market shocks move capital overnight.

Private credit still delivers duration and yield. Tokenized markets can provide flexibility. XRP is one place where infrastructure is taking shape. Institutions will increasingly need both.

Learn more about Evernorth:https://www.evernorth.xyz/blog-post-03-18-2026

Additional Information and Where to Find It

On March 18, 2026, Evernorth filed with the SEC the "Registration Statement"), which includes a preliminary proxy statement of Armada II and a prospectus of Evernorth (the "Proxy Statement/Prospectus") in connection with the proposed business combination (the "Business Combination"), the private placements of securities in connection with the Business Combination (the "Private Placement Transactions") and the other transactions contemplated by the Business Combination Agreement and/or as described in this press release (together with the Business Combination and the Private Placement Transactions, the "Proposed Transactions"). The Registration Statement is not yet effective. The definitive proxy statement and other relevant documents will be mailed to shareholders of Armada II as of the record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. Armada II and Evernorth have also filed other documents regarding the Proposed Transactions with the SEC. This press release does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF ARMADA II AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH ARMADA II'S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT ARMADA II, PATHFINDER DIGITAL ASSETS, EVERNORTH AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or to be filed with the SEC by Armada II and Evernorth, without charge, once available, on the SEC's website at www.sec.gov, or by directing a request to: Armada Acquisition Corp. II, 382 NE 191st St., Suite 52895, Miami, Florida 33179-3899; e-mail: finance@arringtoncapital.com, or to: Evernorth Holdings Inc., 600 Battery St, San Francisco, CA 94111, email: finance@evernorth.xyz.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION, OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The securities to be issued by Evernorth and the units to be issued by Pathfinder Digital Assets LLC ("Pathfinder"), in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities is, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination, including the names and interests of Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto. All statements contained in this communication other than statements of historical fact, including, without limitation, statements regarding the Business Combination between SPAC and Pubco; the anticipated benefits and timing of the transaction; expected trading of the combined company’s securities on Nasdaq; the completion of investments from certain institutional investors; the expected amount of gross proceeds from the Private Placement Transactions; the anticipated use of proceeds from such Private Placement Transactions; the building of the world’s leading institutional XRP treasury; the amount of XRP expected to be held by the combined company; the combined company’s future financial performance, the ability of the combined company to execute its business strategy, its market opportunity and positioning; expectations regarding institutional and retail adoption of XRP and participation in DeFi yield strategies; the combined company’s contributions to the growth and maturity of the ecosystem, using an approach designed to generate returns for shareholders, supporting XRP’s utility and adoption, alignment with the growth of the XRP ecosystem, and becoming the leading institutional vehicle for XRP; management ensuring operational independence, taking XRP’s presence in capital markets to the next level, and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements.

Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on the current expectations and assumptions of SPAC and Pubco and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could delay or prevent the consummation of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against SPAC, Pubco, the combined company, or others following the announcement of the Proposed Transactions; (3) the inability to complete the Business Combination due to failure to obtain shareholder approval or satisfy other closing conditions; (4) the inability to complete the Private Placement Transactions, (5) changes to the structure, timing, or terms of the Proposed Transactions; (6) the inability of the combined company to meet applicable listing standards or to maintain the listing of its securities following the closing of the Business Combination; (7) the risk that the announcement and consummation of the transaction disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of the Business Combination, including the ability to build and manage an institutional XRP treasury, execute DeFi yield strategies, and drive institutional adoption of XRP; (9) changes in market, regulatory, political, and economic conditions affecting digital assets generally or XRP specifically; (10) the costs related to the Proposed Transactions and those arising as a result of becoming a public company; (11) the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of securities of SPAC or of Pubco; (12) the volatility of the price of XRP and other digital assets, the correlation between XRP’s price and the value of Pubco’s securities, and the risk that the price of XRP may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; (13) risks related to increased competition in the industries in which Pubco will operate; (14) risks related to changes in U.S. or foreign laws and regulations applicable to digital assets or securities; (15) the possibility that the combined company may be adversely affected by competitive factors, investor sentiment, or other macroeconomic conditions; (16) the risk of being considered to be a “shell company” by any stock exchange on which the Pubco securities will be listed or by the SEC, which may impact the ability to list Pubco’s securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (17) the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination; and (18) other risks detailed from time to time in SPAC’s filings with the SEC, including the Registration Statement and related documents filed or to be filed in connection with the Business Combination.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated May 20, 2025 and filed by SPAC with the SEC on May 21, 2025, SPAC’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, and the Registration Statement and Proxy Statement/Prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which is made only as of the date of this communication.